STATE of DELAWARE
CERTIFICATE of TRUST
This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:
First:  The name of the trust is: Thrivent Church Loan and Income Fund.

Second:  The name and address of the Registered Agent in the State of Delaware is:

The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801

Third:  The Statutory Trust is or will become, prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended. (15 U.S.C. §§ 80-a-1 et seq.).
Fourth:  This Certificate shall be effective upon the filing with and acceptance by the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Trustee named below does hereby execute this Certificate of Trust as of the 23rd day of October, 2017.

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